David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, New York 11563

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

February 23, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Catherine T. Brown, Staff Attorney

Re:	Plesk Corp.

Amendment No. 2 to Registration Statement on Form S-1 Filed February 7, 2012

File No. 333-175667

Dear Ms. Brown:

Plesk Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 22, 2012, with reference to the Company's registration statement on Form S-1 filed with the Commission on July 20, 2011, as amended on December 27, 2011 and February 7, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Marketing, page 19

1. We note your response to comment 5 in our letter dated January 26, 2012. We reissue our comment as it appears that you have not revised your disclosure.

Response: The Amended Registration Statement has been revised to provide that the Company does not intend to be listed on www.Alibaba.com and www.Tradkey.com until additional sales are made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Plan of Operation, page 24

2. We note your disclosure in the last paragraph on page 24 that if you are not able to become a public company within six months or are not able to obtain a loan from your officers, you will not require any significant funds during the next 12 months other than the funds necessary to pay legal fees estimated not to exceed $7,000 and the $5,000 fee due May 1, 2012 to Ulano for website design and maintenance. Based on your disclosure in Note 7 on page F-10 it appears that you have three payments for website design and maintenance of $5,000 each which are due within the 12 months after November 30, 2011 which are due in May 2012, August 2012 and November 2012. Please revise your disclosure to include these anticipated payments in your disclosures regarding your management’s viable plan to continue in existence for the 12 months succeeding your most recent balance sheet or explain why no such revision is required. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response: The disclosure has been revised to include the three referenced payments of $5,000 for website design and maintenance.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

3. We note that in the updated independent accountant’s consent included in your filing your accountant consents to the use of their November 30, 2011 report on the financial statements of China, Inc. contained in the amended registration statement and prospectus of China, Inc. Please amend your filing to provide a consent of your independent accountant to the use of their report on your financial statements.

Response: We have filed a consent from our independent accountants as Exhibit 23.1 to the Amended Registration Statement to use their report in our financial statements.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Gavriel Bolotin